Exhibit (a)(51)

Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue, N.W. Washington, DC 20036-5306 Tel 202.955.8500 www.gibsondunn.com Client: 66811-00001

March 11, 2014

VIA ELECTRONIC MAIL

Board of Directors

National Interstate Corporation

3250 Interstate Drive

Richfield, Ohio 44286-9000

Re:	Potential Conflicts Of Interest Relating To Tender Offer By Great American Insurance Company

Dear Sirs:

We have been retained by the Audit Committee of National Interstate Corporation (“the Company”) relating to Audit Committee duties involving the recent tender offer by Great American Insurance Company for the Company’s outstanding shares that it does not already own.

Specifically, it has come to the attention of the Audit Committee that Directors Joseph E. Consolino, Vito C. Peraino, Gary J. Gruber, Donald D. Larson, Keith A. Jensen, and David W. Michelson have or may have actual or potential conflicts of interest based both on their relationships with Great American Insurance Company, and other factors. The recognition of possible conflicts of interest among Directors triggered an Audit Committee duty, under its charter, to “[c]onsider and review” such conflicts.

On behalf of the Audit Committee, we wish to report the following:

1.	Messrs. Consolino, Peraino, Gruber, Larson, Jensen, and Michelson had possible conflicts of interest regarding the Company’s response to the tender offer. Under the Company’s Code of Ethics and Conduct, they were obligated to disclose those conflicts to the Audit Committee, but no such disclosure was made.

2.	Also under the Code of Ethics and Conduct, the same Directors also were obligated to “refrain” from the decision-making process regarding the tender offer, a process that included, at a minimum, (a) the Board’s February 7, 2014, vote not to form a special committee to formulate the Company’s response to the tender offer, and (b) the Board’s vote on or about February 18, 2014, to adopt a position of neutrality with respect to the tender offer. Those Directors did not refrain from the process, but instead participated in those votes.

3.	The failure to follow the Code of Ethics and Conduct amounts to an implicit waiver of the Code of Ethics and Conduct, triggering a Company duty, under the Code of Ethics and Conduct, Nasdaq rules, and (with respect to Mr. Michelson) SEC rules, to report the waiver to shareholders.

Beijing — Brussels — Century City — Dallas — Denver — Dubai — Hong Kong — London — Los Angeles — Munich

New York — Orange County — Palo Alto — Paris — San Francisco — São Paulo — Singapore — Washington, D.C.

Board of Directors

National Interstate Corporation

March 11, 2014

Also on behalf of the Audit Committee, we wish to make the following recommendations:

4.	The Company should promptly publicly disclose to shareholders that an implicit waiver of the Company’s Code of Ethics and Conduct has taken place with respect to the above-named Directors’ participation in the Board’s decision-making process regarding the tender offer.

5.	The Board should reconsider its decision not to appoint a special committee to formulate the Company’s response to the tender offer, with the above-named Directors refraining from participation.

6.	The Board should reconsider the Company’s position with respect to the tender offer, with the above-named Directors refraining from participation.

7.	The above-named Directors, and any other Directors with possible conflicts of interest, should disclose the circumstances of their possible conflicts to the Audit Committee as soon as possible, including any mitigating circumstances or factors tending to justify their participation in the Board’s decision-making process in responding to the tender offer.

The Audit Committee may have further reports and recommendations regarding these issues based on additional information received, and other developments.

Sincerely,

GIBSON, DUNN & CRUTCHER LLP

Ronald O. Mueller

1050 Connecticut Avenue, N.W.

Washington, DC 20036-5306

Barbara L. Becker

200 Park Avenue

New York, NY 10166-0193